
07000910


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
185 SECTION

BB 3/2

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17800 Castleton Street, Suite 190
(No. and Street)

City of Industry (City) California (State) 91748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K. Tien (626) 581-7658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/6/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James K. Tien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maia Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHIEN-HUA WANG
Commission # 1573736
Notary Public - California
Los Angeles County
My Comm. Expires May 25, 2009

Signature

C.E.O

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31 ,2005

Maia Securities, Inc.
17800 Castleton St., #190
City of Industry, CA 91748

CONTENTS

PART I

Report of Independent Accountant 1
Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Shareholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6-8

SUPPLEMENTARY INFORMATION

Schedule of Operating Expenses 9

Computation of Net Capital Pursuant to
Rule 15c3-1 10

PART II

Statement of Internal Control 11-12

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Maia Securities, Inc.
City of Industry, California

I have audited the accompanying statement of financial condition of Maia Securities, Inc. as of December 31, 2006 and related statements of income, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Maia Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Maia Securities, Inc. as of December 31 ,2005 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 1, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

MAIA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalent		$ 322,826
Commissions receivable		43,548
Clearing broker deposit		50,000
Other receivable		13,015
Deposits		331
Furniture and fixtures net of depreciation of $29,010		7,025
TOTAL ASSETS		$ 436,745

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities		$ 4,909
Commissions payable		15,295
Pension contribution payable		30,738
TOTAL LIABILITIES		50,942
SHAREHOLDERS' EQUITY		
Common stock ($30.82 par value, 100,000 shares authorized and issued; 1,000 shares outstanding)	$ 30,819	
Paid-in capital	89,765	
Retained earnings	265,219	385,803
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 436,745

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 773,967
Other income	11,751
Interest income	11,721
TOTAL REVENUES	797,439
DIRECT COSTS	
Clearance fees	226,481
Commission expense	214,436
Data processing and access fees	44,676
Exchange fees	8,035
TOTAL DIRECT COSTS	493,628
OPERATING EXPENSES - see page 9	149,798
INCOME BEFORE INCOME TAX PROVISION	154,013
INCOME TAX PROVISION	2,322
NET INCOME	$ 151,691

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	1,000	$ 30,819	$ 89,765	$ 143,528	$ 264,112
Capital Contribution			0		0
Net Income				151,691	151,691
Distribution				(30,000)	(30,000)
Balance, December 31, 2006	1,000	$ 30,819	$ 89,765	$ 265,219	$ 385,803

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income	$	151,691
Depreciation and amortization		5,261
Changes in operating assets and liabilities:		
Commissions receivable		(183)
Other receivable		(5,485)
Accounts payable and accrued liabilities		(5,298)
Commissions payable		(853)
Pension contribution payable		3,472
Net cash used in operating activities		148,605
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Distribution		(30,000)
Net increase in cash		118,605
Cash at beginning of year		204,221
Cash at end of year	$	322,826

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Maia Securities, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of October 1, 2001. The Company was incorporated February 9, 2001 under the laws of the State of California, and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash in the bank and all short-term debt securities purchased with a maturity of three months or less. At December 31, 2006 the Company had $302,638 in a certificate of deposit. The Federal government under the Federal Insurance Deposit Act only insures deposits up to $100,000.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 3 to 7 years.

Income Taxes

The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

Revenue

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements

Note 3 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

Note 4 - Provision for Income Taxes

The Company's fiscal year ends December 31, 2006. The provision for income taxes for the year consists of 1.5% of income.

Note 5 - Commitments

The company rents facilities under a short term lease expiring December 31, 2006. The future minimum annual aggregate lease payments required under operating leases that have initial or remaining non cancelable lease terms in excess of one year are as follow:

2007	$ 22,582
2008	23,714
2009	24,896
2010	23,870
	$ 95,062

Rental expense for the year was $15,347 including parking.

Note 6 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 7 – Pension Plan

The Company has a defined benefit plan (Pension Plan) which covers substantially all employees who work 1,000 hours or more in a year. Benefits are based on final average salary and years of service. Net periodic pension costs are determined using the Individual Aggregate method. The Company's funding policy provides that annual contributions to the pension trust will be at least equal to the minimum amounts required by ERISA in the U.S. Net pension expense was $33,961 for 2006.

Note 8 – Computation of Determination of Reserve Requirements per Rule 15c3-3.

A computation of reserve requirements in not applicable to Maia Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). .

Note 9 – Information Relating to Possession or Control Requirements under Rule 15c3-3

Information relating to possession or control requirements in not applicable to Maia Securities, Inc. as the Company is exempt under Rule 15c3-3 (k)(2)(ii).

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Maia Securities, Inc.
City of Industry, California

My report on my audit of the basic financial statements of Maia Securities, Inc. for December 31, 2006 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 9 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 1, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

MAIA SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES

Advertising and marketing	$	333
Consulting fees		0
Depreciation and amortization		5,261
Insurance		6,537
Legal and professional fees		9,129
Miscellaneous expenses		3,775
Office expenses		2,397
Pension expense		33,961
Rent and parking		15,347
Salaries, wages and related expenses		70,947
Telephone		2,111
Total Operating Expenses	$	149,798

See Accompanying Notes to Financial Statements

MAIA SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL				
Total ownership equity from statement of financial condition			$	385,803
Nonallowable assets				
Other receivable	$	13,015		
Deposits		331		
Furniture and fixtures net of depreciation of $29,010		7,025		(20,371)
NET CAPITAL			$	365,432
COMPUTATION OF NET CAPITAL REQUIREMENTS				
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness			$	3,396
Minimum dollar net capital required			$	5,000
Net Capital required (greater of above amounts)			$	5,000
EXCESS CAPITAL			$	360,432
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	360,338
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities			$	50,942
Percentage of aggregate indebtedness to net capital				0

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	370,870
VARIANCE -		
Other assets - non allowable		(3,114)
Accrued expenses		(2,322)
Rounding		(2)
NET CAPITAL PER AUDITED REPORT	$	365,432

See Accompanying Notes to Financial Statements

PART II

MAIA SECURITTIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Maia Securities, Inc.
City of Industry, California

In planning and performing my audit of the financial statements and supplemental schedules of Maia Securities, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 North Camden Drive, Suite 220, Beverly Hills, CA 90210-4403
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email elizabeth@tractenberg.net
www.tractenberg.net

Board of Directors
Maia Securities, Inc
City of Industry, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 1, 2006

END